UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 2, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Hansen Medical, Inc.

File No. 001-33151 - CF#24941

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Hansen Medical, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 16, 2010.

Based on representations by Hansen Medical, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.47	through April 1, 2012
Exhibit 10.48	through January 12, 2015
Exhibit 10.49	through January 12, 2020
Exhibit 10.50	through January 12, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel